SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2020 KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Senior Vice President Investor Relations Officer

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	General Manager IR Team Head

Results of the 38th Annual General Meeting of Shareholders

1. Approval of Financial Statements		(Unit: KRW millions, except for EPS)
The 38th Fiscal Year (Year-end on December 31, 2019)
Consolidated	Total Assets	34,061,292	Revenues	24,342,064
	Total Liabilities	18,874,339	Operating Income	1,151,065
	Share Capital	1,564,499	Net Income	669,347
	Total Equity	15,186,953	Basic EPS (KRW)	2,526
KT Separate	Total Assets	27,733,854	Revenues	18,204,751
	Total Liabilities	14,837,153	Operating Income	739,222
	Share Capital	1,564,499	Net Income	431,828
	Total Equity	12,896,701	Basic EPS (KRW)	1,761
Audit Opinions		Consolidated	Unqualified
		KT Separate	Unqualified
2. Resolution of Dividends
Type of Dividend			Cash Dividend
Cash Dividend per Share (KRW)			1,100
Total Amount of Cash Dividends (KRW)			269,765,705,000
Dividend Yield (%)			4.0
3. Result of Resolutions

Agenda No. 1. Amendment to the Articles of Incorporation :

—   Approved as originally proposed

Agenda No. 2. Election of Representative Director : Mr. Hyeon-Mo Ku

—   Approved as originally proposed

Agenda No. 3. Approval of Financial Statements for the 38th Fiscal Year :

—   Approved as originally proposed

Agenda No. 4. Election of Directors :

➣ Agenda No. 4-1 Inside Director Candidate : Mr. Yoon-Young Park

—   Approved as originally proposed

➣ Agenda No. 4-2 Inside Director Candidate : Mr. Jong-Ook Park

—   Approved as originally proposed

➣ Agenda No. 4-3 Outside Director Candidate : Mr. Chung-Gu Kang

—   Approved as originally proposed

➣ Agenda No. 4-4 Outside Director Candidate : Mr. Chan-Hi Park

—   Approved as originally proposed

➣ Agenda No. 4-5 Outside Director Candidate : Mrs. Eun-Jung Yeo

—   Approved as originally proposed

➣ Agenda No. 4-6 Outside Director Candidate : Mr. Hyun-Myung Pyo

—   Approved as originally proposed

Agenda No. 5. Election of Members of the Audit Committee :

➣ Agenda No. 5-1. Audit Committee Candidate : Mr. Tae-Yoon Sung

—   Approved as originally proposed

➣ Agenda No. 5-2. Audit Committee Candidate : Mrs. Eun-Jung Yeo

—   Approved as originally proposed

➣ Agenda No. 5-3. Audit Committee Candidate : Mr. Chung-Gu Kang

—   Approved as originally proposed

Agenda No. 6. Approval of Ceiling Amount on Remuneration for Directors :

—   Approved as originally proposed

Agenda No. 7. Approval of Employment Contract — Approved as originally proposed Agenda No. 8. Amendment to Severance Pay Regulations for Executives — Approved as originally proposed
4. Date of Annual General Meeting of Shareholders	March 30, 2020
5. Reference	The AGM Notice filed on March 10, 2020